UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-40543

Pop Culture Group Co., Ltd

Room 1207-08, No. 2488 Huandao East Road

Huli District, Xiamen City, Fujian Province
The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Closing of the Acquisition of Xiamen Hand in Hand Network Technology Co., Ltd

On February 25, 2025, Pop Culture Group Co., Ltd, a Cayman Islands company (the “Company”), closed the acquisition of 99% of the equity interests in Xiamen Hand in Hand Network Technology Co., Ltd, a limited liability company incorporated in China (the “Target Company”), pursuant to that certain Agreement for the Acquisition of Equity through the Issuance of Shares (the “Acquisition Agreement”) dated January 1, 2025 with Mr. Ling Yang, a shareholder of the Target Company. The Company issued 2,000,000 Class A ordinary shares, par value US$0.01 per share, of the Company with an aggregate value of $2,000,000, to Mr. Ling Yang as consideration for 99% of the equity interests in the Target Company.

The Class A ordinary shares were issued in reliance on Rule 902 of Regulation S promulgated under the Securities Act of 1933, as amended, and Mr. Ling Yang represented that he was not a resident of the United States or a “U.S. person” as defined in Rule 902(k) of Regulation S and was not acquiring the Class A ordinary shares for the account or benefit of any U.S. person.

The foregoing description of the Acquisition Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Acquisition Agreement, which was filed as Exhibit 10.1 to the Company’s Form 6-K dated February 5, 2025.

This Form 6-K is hereby incorporated by reference into the registration statement on Form F-3 of the Company (File Number 333-266130), as amended, the registration statement on Form F-3 of the Company (File Number 333-283606), and the base prospectus and the prospectus supplement outstanding under the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pop Culture Group Co., Ltd

Date: February 26, 2025	By:	/s/ Zhuoqin Huang
	Name:	Zhuoqin Huang
	Title:	Chief Executive Officer

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